August 1, 2025

Joe Davy
Chief Executive Officer
Banzai International, Inc.
435 Ericksen Ave., Suite 250
Bainbridge Island, Washington

       Re: Banzai International, Inc.
           Registration Statement on Form S-3
           Filed July 24, 2025
           File No. 333-288935
Dear Joe Davy:

       This is to advise you that we have not reviewed and will not review your registration statement.

        Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

       Please contact Mitchell Austin at 202-551-3574 with any questions.



                                                           Sincerely,

                                                           Division of
Corporation Finance
                                                           Office of Technology
cc:   Rachael Schmierer